Industrias Bachoco Announces Second Quarter 2019 Results

CELAYA, Mexico, July 22, 2019 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter ("2Q19") and first half ("1H19") 2019 ended on June 30, 2019. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS") and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS 2019

  Net sales increased 4.1% in 2Q19 and decreased 1.0% in 1H19
  EBITDA margin was 14.7% for 2Q19 and 10.1% in 1H19

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "This second quarter, we observed good levels of demand, particularly in Mexico. This led to improvements in prices for the poultry industry, which is in line with its seasonal behavior.

This improvement in prices, particularly in our poultry business line, allowed us to reach an increase in total sales of 4.1% for 2Q19 when compared to the same period of 2018. This effect, in combination with a lower cost of sales in terms of unit cost, led us to a gross margin of 22% for 2Q19 compared to the 19.2% of 2Q18.

We managed to keep our SG&A under control as a percentage of sales, 9.2% for the quarter and 9.7% for the first half of 2019 which is in line with the values reported for the same periods of 2018.

As a result, our operating profit for the quarter was $2,163.8 million which is 30.6% higher than the $1,656.4 million reported in 2Q18.

We reported and EBITDA of $2,483.3 million in 2Q19 which is 25.7% higher than the $1,976.0 million reported in 2Q18, that is 14.7% and 12.2% EBITDA margin for each period respectively. For the first half of the year our EBITDA margin was 10.1%, compared to 13.0% EBITDA margin of the same period of 2018.

We continue to keep focus on adding value to our shareholders. In 2Q19 we reported earnings per share of $2.65 compared to $2.62 of 2Q18; for the first half of 2019 we reported earnings per share of $3.15 compared to $4.72 for 1H18.

Our financial position remains solid. By the end of the quarter we reported a net cash of $13,560 million which is allowing us to continue with our growth plans."

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2018.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Net Sales	16,884.1	16,213.6	670.5	4.1
Net sales in Mexico	12,537.4	11,553.9	983.4	8.5
Net sales in the U.S.	4,346.7	4,659.7	(313.0)	(6.7)

NET SALES BY SEGMENT
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Net Sales	16,884.1	16,213.6	670.5	4.1
Poultry	15,259.2	14,731.9	527.3	3.6
Other	1,624.9	1,481.7	143.2	9.7

NET VOLUME SOLD BY SEGMENT In tons			Change
	2Q19	2Q18	Volume	%
Total sales volume:	575,729	551,287	24,442.1	4.4
Poultry	436,570	431,315	5,254.8	1.2
Others	139,159	119,972	19,187.3	16.0

The Company's 2Q19 net sales totaled $16,884.1 million; $670.5 million or 4.1% more than $16,213.6 million reported in 2Q18. The increase is a result of better prices in poultry and higher volume sold in poultry and balanced feed.

In 2Q19, sales of our U.S. operations represented 25.8% of our total sales compared to 28.7% in 2Q18.

GROSS PROFIT
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Cost of sales	13,164.5	13,108.3	56.2	0.43
Gross profit	3,719.6	3,105.3	614.3	19.78
Gross margin	22.0%	19.2%	-	-

In 2Q19, cost of sales was $13,164.5 million; $56.2 million or 0.43% higher than $13,108.3 million reported in 2Q18. This increase was due higher volume sold.

The Company´s gross profit in 2Q19 was $3,719.6 million, 19.8% higher than the gross profit of $3,105.3 million in 2Q18, with a gross margin of 22.0% for 2Q19 vs 19.2% in 2Q18. This is a result of higher prices in poultry.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Total SG&A	1,550.8	1,489.1	61.7	4.1

Total SG&A expenses in 2Q19 were $1,550.8 million; $61.7 million higher than the $1,489.1 million reported in 2Q18. Total SG&A expenses as a percentage of net sales represented 9.2% in 2Q19 and 9.2% in 2Q18.

OTHER INCOME (EXPENSE), NET
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Other income (expense), net	(5.0)	40.2	(45.2)	(112.5)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q19, we recorded other expenses of $5.0 million, compared with other income of $40.2 million reported in 2Q18.

OPERATING INCOME
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Operating income	2,163.8	1,656.4	507.4	30.6
Operating margin	12.8%	10.2%	-	-

Operating income in 2Q19 totaled $2,163.7 million; $507.4 million higher than $1,656.4 million reported in 2Q18. This represents an operating margin of 12.8% for 2Q19, higher when compared to the same period of 2018. The increase in operating income is mainly attributed to higher poultry prices in 2Q19.

NET FINANCIAL INCOME
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Net Financial Income	91.6	562.1	(470.6)	(83.7)
Financial Income	184.4	312.8	(128.4)	(41.0)
Financial Expense	92.8	(249.3)	342.2	(137.2)

In 2Q19, the Company reported net financial income of $91.6 million, compared to $562.1 million reported in the same period of 2018. The decrease is mainly attributed to lower exchange rate gains, as the peso appreciated during the quarter.

TAXES FOR THE PERIOD
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Total Taxes	663.4	641.8	21.6	3.4
Income tax	652.2	563.2	89.1	15.8
Deferred income tax	11.2	78.7	(67.5)	(85.8)

Total taxes for the 2Q19 were $663.4 million, compared with total taxes of $641.8 million in the same period of 2018.

NET INCOME
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Net income	1,591.9	1,576.7	15.2	1.0
Net margin	9.4%	9.7%	-	-
Basic and diluted earnings per share[1]	2.65	2.62	0.0	n/a
Basic and diluted earnings per ADR[2]	31.78	31.49	0.3	n/a
Weighted average Shares outstanding[3]	600,000	600,000	-	-
[1] In pesos
[2] In pesos, one ADR equals to twelve shares
[3] In thousands of shares

The net income for 2Q19 was $1,591.9 million, representing a basic and diluted income of $2.65 pesos per share, compared with a net income of $1,576.9 million, which represented $2.62 pesos of net income per share in 2Q18. This increase is mainly attributed to higher operating results. Net margin in 2Q19 was 9.4% compared to 9.7% reported in 2Q18.

EBITDA
In millions of pesos	2Q19	2Q18	Change
	$	$	$	%
Net income	1,588.8	1,574.3	14.5	0.9
Income tax expense (benefit)	663.4	641.8	21.6	3.4
Result in associates	3.1	2.3	0.7	31.0
Net finance (income) expense	(91.6)	(562.1)	470.6	(83.7)
Depreciation and amortization	319.6	319.6	(0.0)	(0.0)
EBITDA	2,483.3	1,976.0	507.4	25.7
EBITDA Margin (%)	14.7%	12.2%	-	-
Net revenues	16,884.1	16,213.6	670.5	4.1

EBITDA in 2Q19 reached $2,483.3 million representing an EBITDA margin of 14.7%, compared to an EBITDA of $1,976.0 million in 2Q18, with an EBITDA margin of 12.2%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1H19	1H18	Change
	$	$	$	%
Net Sales	31,207.7	31,516.6	(308.9)	(1.0)
Net sales in Mexico	22,834.0	22,645.4	188.6	0.8
Net sales in the U.S.	8,373.8	8,871.2	(497.4)	(5.6)

NET SALES BY SEGMENT
In millions of pesos	1H19	1H18	Change
	$	$	$	%
Net Sales	31,207.7	31,516.6	(308.9)	(1.0)
Poultry	28,112.0	28,490.6	(378.6)	(1.3)
Other	3,095.7	3,026.0	69.7	2.3

NET VOLUME SOLD BY SEGMENT In metric tons			Change
	1H19	1H18	Volume	%
Total sales volume:	1,128,905	1,098,037	30,867	2.81
Poultry	862,315	853,496	8,819	1.03
Others	266,589	244,541	22,049	9.02

During the first half of 2019, net sales totaled $31,207.7 million; $308.9 million or 1.0% less than $31,516.6 million reported in the same period of 2018. The decrease in sales is mainly attributable to lower prices in our main product lines when compared to the first half of 2018.

In 1H19, sales of our U.S. operations represented 26.8% of our total sales, compared with 28.1% in 1H18.

OPERATING RESULTS
In millions of pesos	1H19	1H18	Change
	$	$	$	%
Cost of Sales	25,680.2	25,194.1	486.1	1.9
Gross Profit	5,527.5	6,322.5	(795.0)	(12.6)
Total SG&A	3,025.2	2,874.6	150.6	5.2
Other Income (expense)	(3.4)	31.0	(34.4)	(111.0)
Operating Income	2,498.9	3,478.9	(979.9)	(28.2)
Net Financial Income	167.6	468.4	(300.8)	(64.2)
Income Tax	772.1	1,109.6	(337.6)	(30.4)
Net Income	1,894.4	2,837.6	(943.2)	(33.2)

In 1H19, the cost of sales totaled $25,680.2 million; $486.1 million or 1.9% higher than $25,194.1 million reported in 1H18. The increase in cost of sales is mainly attributed to higher volume sold.

As a result, we reached a gross profit of $5,527.5 million and a gross margin of 17.7% in 1H19, when compare to $6,322.5 million of gross profit and a margin of 20.1% reached in the same period of 2018.

Total SG&A expenses in 1H19 were $3025.2 million; $150.6 million or 5.2% more than the $2,874.6 million reported in 1H18. In 1H19 total SG&A expenses as a percentage of net sales represented 9.7% compared with 9.1% in 1H18.

In 1H19 we had other expenses of $3.4 million, compared with other income of $31.0 million reported in 1H18.

The operating income in 1H19 was $2,498.9 million, which represents an operating margin of 8.0%, a decrease of 28.2% from an operating income of $3,478.9 million and an operating margin of 11.0% in 1H18.

The net financial income in 1H19 was $167.6 million, lower when compared to a net financial income of $468.4 million in 1H18.

Total taxes were $772.1 million as of June 30, 2019. These taxes include $701.6 million of income tax and $70.5 million of deferred income taxes. This figure compares to total taxes of $1,109.6 million in 1H18; the decrease was mainly attributed to a lower income before taxes.

All the above resulted in a net income of $1,894.4 million or 6.1% of net margin in the 1H19, which represents $3.15 pesos of earnings per share; while in the 1H18 the net income totaled $2,837.6 million, 9.0% of net margin and $4.72 pesos of net income per share.

EBITDA
In millions of pesos	1H19	1H18	Change
	$	$	$	%
Net controlling interest profit	1,887.6	2,830.0	(942.4)	(33.3)
Income tax expense (benefit)	772.1	1,109.6	(337.6)	(30.4)
Result in associates	6.8	7.6	(0.8)	(10.4)
Net finance (income) expense	(167.6)	(468.4)	300.8	(64.2)
Depreciation and amortization	639.3	629.3	10.0	1.6
EBITDA	3,138.2	4,108.2	(970.0)	(23.6)
EBITDA Margin (%)	10.1%	13.0%	-	-
Net revenues	31,207.7	31,516.6	(308.9)	(1.0)

EBITDA in 1H19 reached $3,138.2 million, representing an EBITDA margin of 10.1%, compared to EBITDA of $4,108.2 million in 1H18, with an EBITDA margin of 13.0%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2018	Dec. 31st, 2018	Change
	$	$	$	%
TOTAL ASSETS	54,826.4	52,865.6	1,960.8	3.7
Cash and cash equivalents	18,553.1	18,458.5	94.6	0.5
Accounts receivable	4,909.9	3,486.5	1,423.4	40.8
TOTAL LIABILITIES	15,727.3	14,699.9	1,027.4	7.0
Accounts payable	3,554.1	4,228.4	(674.3)	(15.9)
Short-term debt	3,440.2	3,492.8	(52.6)	(1.5)
Long-term debt	1,552.8	1,544.8	8.0	0.5
TOTAL STOCKHOLDERS' EQUITY	39,099.1	38,165.7	933.4	2.4
Capital stock	1,174.4	1,174.3	0.1	0.0

Cash and equivalents as of June 30, 2019 totaled $18,553.1 million vs $18,458.6 million as of December 31, 2018.

Total debt as of June 30, 2019 was $4,993.0 million, compared to $5,037.6 million reported as of December 31, 2018, mainly as a result of higher long-term bank debt.

Net cash as of June 30, 2019 was $13,560.0 million, compared to net cash of $13,420.9 million as of December 31, 2018.

CAPITAL EXPENDITURES
In millions of pesos	1H19	1H18	Change
	$	$	$	%
Capital Expenditures	824.6	780.5	44.1	5.6

Total CAPEX for the 1H19 was $824.6 million and $780.5 million in 1H18, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of June 28, 2019
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$48,240
Source: Yahoo Finances

SHARE PRICE

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Jun-19	84.98	79.99	80.40	52.92	50.11	50.67
May-19	87.22	77.68	86.25	55.01	49.42	52.50
Apr-19	78.67	71.14	77.68	49.75	45.23	49.00
Mar-19	75.88	70.51	74.59	47.98	45.72	46.10
Feb-19	76.06	72.83	74.84	47.74	45.17	46.93
Jan-19	74.37	65.38	73.31	46.53	40.07	46.00

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
APALACHE ANALISIS	Jorge Placido	jorge.placido@apalache.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INVEX	Giselle Mojica	gmojica@invex.com
JPMORGAN	Ulises Argote	ulises.argote@jpmorgan.com
MIRANDA-GR	Martin Lara	martin.lara@miranda-gr.com
SANTANDER	Luis Miranda	lmiranda@santander.com.mx

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $19.20 per USD $1.0, which corresponds to the rate at the close of June 30, 2019, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	June 30,	December 31,
In million pesos	2019	2019	2018*

TOTAL ASSETS	$ 2,855.5	54,826.4	52,865.6

Total current assets	1,584.7	30,426.4	29,775.0
Cash and cash equivalents	966.3	18,553.1	18,458.5
Total accounts receivable	255.7	4,909.9	3,486.5
Inventories	321.2	6,166.1	6,649.1
Other current assets	41.5	797.3	1,180.9

Total non current assets	1,270.8	24,400.1	23,090.6
Net property, plant and equipment	944.3	18,129.9	18,018.2
Other non current Assets	326.6	6,270.1	5,072.4

TOTAL LIABILITIES	$ 819.1	15,727.3	14,699.9

Total current liabilities	478.2	9,181.4	9,084.9
Notes payable to banks	179.2	3,440.2	3,492.8
Accounts payable	185.1	3,554.1	4,228.4
Other taxes payable and other accruals	113.9	2,187.1	1,363.7

Total long-term liabilities	340.9	6,545.9	5,614.9
Long-term debt	80.9	1,552.8	1,544.8
Other non current liabilities	64.5	1,238.4	302.8
Deferred income taxes	195.6	3,754.7	3,767.3

TOTAL STOCKHOLDERS' EQUITY	$ 2,036.4	39,099.1	38,165.7

Capital stock	61.2	1,174.4	1,174.3
Commission in shares issued	21.6	414.5	414.5
Retained earnings	1,896.3	36,408.4	35,354.5
Others accounts	53.4	1,025.5	1,153.0
Non controlling interest	4.0	76.3	69.5

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,855.5	54,826.4	52,865.6

*Audited

CONSOLIDATED STATEMENT OF INCOME
Second Quarter Results, ended June 30th:
-Unaudited-
	U.S. Dollar
In millions pesos	2019	2019	2018*
Net sales	$ 879.4	16,884.1	16,213.6
Cost of sales	685.7	13,164.5	13,108.3
Gross profit	193.7	3,719.6	3,105.3
SG&A	80.8	1,550.8	1,489.1
Other income (expenses), net	(0.3)	(5.0)	40.2
Operating income	112.7	2,163.8	1,656.4
Net finance income	4.8	91.6	562.1
Income tax	34.6	663.4	641.8
Net Income	$ 82.9	1,591.9	1,576.7

Non-controlling interest	0.16	3.1	2.3
Net controlling interest profit	82.8	1,588.8	1,574.3
Basic and diluted earnings per share	0.14	2.65	2.62
Basic and diluted earnings per ADR	1.66	31.78	31.49
Weighted average Shares outstanding[1]	600,000	600,000	600,000

EBITDA Result	$ 129.3	2,483.3	1,976.0

Gross margin	22.0%	22.0%	19.2%
Operating margin	12.8%	12.8%	10.2%
Net margin	9.4%	9.4%	9.7%
EBITDA margin	14.7%	14.7%	12.2%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended June 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2019	2019	2018*
Net sales	$ 1,625.4	31,207.7	31,516.6
Cost of sales	1,337.5	25,680.2	25,194.1
Gross profit	287.9	5,527.5	6,322.5
Selling, general and administrative expenses	157.6	3,025.2	2,874.6
Other income (expenses), net	(0.2)	(3.4)	31.0
Operating income	130.2	2,498.9	3,478.9
Net finance income	8.7	167.6	468.4
Income tax	40.2	772.1	1,109.6
Net income	$ 98.7	1,894.4	2,837.6

Non-controlling interest	0.4	6.8	7.6
Net controlling interest profit	98.3	1,887.6	2,830.0
Basic and diluted earnings per share	0.16	3.15	4.72
Basic and diluted earnings per ADR	1.97	37.8	56.60
Weighted average Shares outstanding1	599,960	599,960	599,990

EBITDA Result	$ 163.4	3,138.2	4,108.2

Gross margin	17.7%	17.7%	20.1%
Operating margin	8.0%	8.0%	11.0%
Net margin	6.0%	6.1%	9.0%
EBITDA margin	10.1%	10.1%	13.0%

1 In thousands
* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	June 30,
	2019	2019	2018*

NET MAJORITY INCOME BEFORE INCOME TAX	$ 138.9	2,666.5	3,947.2

ITEMS RELATING TO INVESTING ACTIVITIES:	14.0	269.4	229.3
Depreciation and others	33.3	639.3	600.7
Income (loss) on sale of plant and equipment	(1.2)	(23.1)	6.9
Other Items	(18.1)	(346.7)	(378.4)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	152.9	2,935.9	4,176.5
CASH GENERATED OR USED IN THE OPERATION:	(103.0)	(1,977.9)	(1,562.8)
Decrease (increase) in accounts receivable	(74.3)	(1,426.1)	416.6
Decrease (increase) in inventories	20.6	395.7	(516.2)
Increase (decrease) in accounts payable	(102.2)	(1,961.8)	(226.5)
Other Items	52.8	1,014.3	(1,236.7)

NET CASH FLOW FROM OPERATING ACTIVITIES	49.9	958.0	2,613.7

NET CASH FLOW FROM INVESTING ACTIVITIES	(9.8)	(188.6)	(130.1)
Acquisition of property, plant and equipment	(42.9)	(824.6)	(780.5)
Proceeds from sales of property plant and equipment	1.9	37.3	11.4
Other Items	31.2	598.7	639.0

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	40.1	769.4	2,483.6

Net cash provided by financing activities:	(36.8)	(706.5)	(774.6)
Proceeds from loans	181.2	3,478.6	3,177.5
Principal payments on loans	(178.3)	(3,424.2)	(3,455.1)
Dividends paid	(21.9)	(420.0)	(426.0)
Other items	(17.8)	(340.9)	(70.9)
Net increase (decrease) in cash and equivalents	3.3	62.9	1,709.0

Cash and investments at the beginning of year	$ 961.0	18,451.9	17,240.1
CASH AND INVESTMENTS AT END OF PERIOD	$ 964.3	18,514.8	18,949.1

*Audited

DERIVATIVES POSITION REPORT

Second Quarter 2019
Thousands of Mexican Pesos, as of June 30, 2019
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2019		1Q-2019		2Q-2019	1Q-2019
Forward Vanilla	Hedge	$ 39,161	$ 19.20		$ 19.41		$ -11,503	$ -4,655	90% in 2019 and 10% in 2020	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 192,042	CORN		CORN		$ 5,654	-$ 2,474	60% in 2019; 40% in 2020
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-20	$ 4.395
					May-19	$ 3.565
					Jul-19	$ 3.663
			Sep-19	$ 4.248	Sep-19	$ 3.750
			Dec-19	$ 4.315	Dec-19	$ 3.848
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					May-19	$ 306.5
					Jul-19	$ 310.0
			Aug-19	$ 315.3	Aug-19	$ 311.5
			Jan-20	$ 324.8	Sep-19	$ 313.0
			Mar-20	$ 327.0
			May-20	$ 329.0
			Jul-20	$ 331.0
			Aug-20	$ 331.4
			Sep-20	$ 331.6
Options of Corn	Hedge	$ 93,363	CORN		CORN		$ 11,339	-$ 2,846	90% in 2019; 10% in 2020
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					May-19	$ 3.565
			Jul-19	$ 3.752	Jul-19	$ 3.663
			Sep-19	$ 4.248	Sep-19	$ 3.750
			Dec-19	$ 4.315	Dec-19	$ 3.848
			Jan-20	$ 4.395	Jan-20	$ 3.970
Options of soybean meal	Hedge	$ 118,336	SOYBEAN MEAL		SOYBEAN MEAL		$ 2,738	$ 97	80% in 2019; 20% in 2020
			In USD per ton		In USD per ton
			month	price	month	price
					May-19	$ 306.5
					Jul-19	$ 310.0
			Aug-19	$ 315.3	Aug-19	$ 311.5
			Sep-19	$ 313.0	Sep-19	$ 313.0
			Oct-19	$ 325.9	Oct-19	$ 314.1
			Dec-19	$ 316.8	Dec-19	$ 316.8
			Jan-20	$ 324.8	Jan-20	$ 317.7
			Mar-20	$ 327.0	Mar-20	$ 317.8

-The total financial instruments do not exceed 5% of total assets as of June 30, 2019.
-The notional value represents the net position as of June 30, 2019 at the exchange rate of Ps. 19.20 per one dollar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Second Quarter 2019
Thousands of Mexican Pesos, as of June 30, 2019								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla	-$ 11,503	$18.72	$ 19.68	$ 20.16	Direct	-$ 30,300	$ 7,294	$ 26,091
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 5,654	$ 4.035	$ 4.460	$ 4.672	The effect will materialize as the inventory is consumed	-$ 3,948	$ 15,256	$ 24,858
Futures of Soybean Meal: (2)		$ 299.5	$ 331.1	$ 346.8
Options for Corn	$ 11,339	$ 4.035	$ 4.460	$ 4.672		$ 3,518	$ 17,086	$ 22,821
Options of Soybean Meal	$ 2,738	$ 299.5	$ 331.1	$ 346.8		-$ 3,179	$ 8,655	$ 14,572

(1) The reference value is the exchange rate of Ps. $19.20 per USD as of June 30, 2019.
(2) The reference values are; the future of corn for Sep 2019, $4.2475 USD/bushel and the future of soybeanmeal for Ago 2019, $315.3 USD/ton.
'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Second Quarter 2019
Thousands of Mexican Pesos, as of June 30, 2019										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	-$ 11,503	$9.60	$14.40	$24.00	$28.80	Direct	-$387,444	-$199,474	$176,467	$364,438

CONFERENCE CALL INFORMATION
The Company will host its second quarter 2019 earnings call, on Tuesday, July 23rd, 2019. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UoVIOmhiRjawMt

Confirmation Number: 48818445

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 27,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
maria.jaquez@bachoco.net
andrea.guerrero@bachoco.net
T. +52(461)618 3555